UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

China Digital TV Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-33692	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Jingmeng High-Tech Building B, 4th Floor, No.5 Shangdi East Road, Haidian District, Beijing 100085,

People’s Republic of China

(Address of principal executive offices) (Postal Code)

Mr. Nan Hao

Telephone: (+86 10) 6297 1199

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

China Digital TV Holding Co., Ltd. (together with its consolidated subsidiaries, “CDTV,” “we,” or “our”) has concluded in good faith that during 2013, we have manufactured or contracted to manufacture products which contain conflict minerals that are necessary to the functionality or production of these products (such minerals are referred to as “necessary conflict minerals”). Based on a reasonable country of origin inquiry (“RCOI”), we do not know or have reason to believe that our necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country as defined in the instructions to Form SD (the “Covered Countries”).

Below is a summary of our RCOI to determine whether any of the necessary conflict minerals in our products originated in the Covered Countries.

As we are a downstream supplier of finished products and do not purchase from, and have no established commercial relationships with, smelters or refiners of the necessary conflict minerals, our RCOI focused on our direct suppliers and we rely on them to assist with our RCOI efforts, including the identification of smelters and refiners, for the necessary conflict minerals contained in the materials which they supply to us. We purchase substantially all of the materials used in our finished products from two direct suppliers, STMicroelectronics, or STM, and Infineon Technologies AG, or Infineon, which accounted for approximately 97% and 3%, respectively, of the value of our purchases in 2013. We conducted a supply chain survey with each of STM and Infineon to obtain country of origin information for the necessary conflict minerals by using the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “Conflict Minerals Reporting Template”) published by the Conflict-Free Sourcing Initiative (“CFSI”) (formally known as EICC/GeSI template) as well as by follow-up emails and phone calls to them. Both STM and Infineon responded to our RCOI and completed the Conflict Minerals Reporting Template. STM confirmed that none of the products that it supplied to us contains conflict minerals that originated in the Covered Countries. Infineon has indicated that although it is still in the process of completing its own supply chain survey with respect to its entire products pool, Infineon provided a list of smelters used by Infineon’s suppliers, and we confirmed that none of those smelters was located in one of the Covered Countries. Accordingly, we have concluded in good faith that during 2013, we do not know or have reason to believe that the necessary conflict minerals contained in our products originated or may have originated in the Covered Countries.

We have also posted this Form SD to our website at http://ir.chinadtv.cn. The content of such website is not a part of this Form SD.

Item 1.02 Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA DIGITAL TV HOLDING CO., LTD
(Registrant)

By:	/s/ Jianhua Zhu	Date: May 30, 2014
Jianhua Zhu
Chairman and Chief Executive Officer

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